Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Cardinal Health, Inc. and subsidiaries for the registration of its common shares, preferred shares, unsecured debt securities and to the incorporation by reference therein of our reports dated August 11, 2022, with respect to the consolidated financial statements and schedule of Cardinal Health, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Cardinal Health, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended June 30, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP Grandview Heights, Ohio November 8, 2022